Exhibit 12

BURLINGTON INDUSTRIES, INC. AND SUBSIDIARY COMPANIES
(Debtors-in-Possession as of November 15, 2001)
Computation of Ratio of Earnings
to Fixed Charges (Deficiency of Earnings
Available to Cover Fixed Charges)
(Amounts in thousands)

	Fiscal Year Ended
	September 28, 2002	September 29, 2001	September 30, 2000
Loss before income taxes	$(247,235)	$(118,735)	$(548,648)
Interest expense	40,921	71,174	66,264
Imputed interest on rent expense	4,156	5,190	5,487

Total earnings(loss)	$(202,158)	$(42,371)	$(476,897)

Interest expense	$40,921	$71,174	$66,264
Imputed interest on rent expense	4,156	5,190	5,487

Total fixed charges	$45,077	$76,364	$71,751

Deficiency of earnings available to cover fixed charges	$247,235	$118,735	548,648